ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On May 30, 2007

Notice is hereby given that a General Meeting (the “Meeting”) of the Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli company, will be held at the offices of Yigal Arnon & Co., Azrieli Center, Round Tower, 47th floor, Tel Aviv, Israel on May 30, 2007, at 11:00 a.m. (Israel time) for the following purposes:

1. Election of Ms. Tali Yaron-Eldar and Mr. Gerald Dogon as External Directors of the Company;

2. Amendment of our Articles of Association to Amend Notice Provisions in accordance with the Israel Companies Law; and

3. To act upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

Shareholders of record at the close of business on April 30, 2007, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Yoav Chelouche
Chairman of the Board
April 25, 2007

PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

GENERAL MEETING OF SHAREHOLDERS

To Be Held On May 30, 2007

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Rosetta Genomics Ltd. (the “Company”) for use at our General Meeting of Shareholders (the “Meeting”) to be held on Monday, May 30, 2007, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on April 30, 2007.

As of March 31, 2007, we had outstanding 11,842,008 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about May 1, 2007. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, Attention: CFO.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, until June 6, 2007 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Proposal 1 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israel Companies Law – 1999 (the “Companies Law”), the approval of such proposal requires that either: (i) said majority include at least one-third of the voting power of the non-controlling shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

Proposal 2 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of March 31, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 11,842,008 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares

Amir Avniel(2)	655,375	5.5%
Isaac Bentwich, M.D.(3)	1,899,343	16.0
Highbridge International LLC(4)	774,000	6.5

——————

(1)

Includes Ordinary Shares that the holder has a right to purchase within 60 days of March 31, 2007.

(2)

Includes options currently exercisable or exercisable within 60 days of March 31, 2007 to purchase the following number of shares, all of which have an exercise price of $0.00: 75,335 ordinary shares (expiring in May 2012); 1,429 ordinary shares (expiring in May 2014); 28,251 ordinary shares (expiring in June 2015); and 829 ordinary shares (expiring in June 2015). Also includes 549,531 ordinary shares held by Harmony 2000, an Israeli non-profit association, of which Mr. Avniel is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000 and Mr. Avniel may therefore be deemed to beneficially own the securities owned by Harmony 2000. Mr. Avniel disclaims any beneficial ownership of the securities owned by Harmony.

(3)

Consists of (i) 52,995 ordinary shares directly owned by Dr. Bentwich, (ii) 1,121,036 ordinary shares held by Bentwich Innovations Ltd., an Israeli company controlled by Dr. Bentwich, (iii) 175,781 ordinary shares held by Bentwich Holdings Ltd., a holding company controlled by Dr. Bentwich, and (iv) 549,531 ordinary shares held by Harmony 2000, an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmony 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmony 2000.

(4)

Based solely on a Schedule 13G filed with the SEC on March 5, 2007. Consists of shares owned by Highbridge International LLC. Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Harry Swieca may be deemed the beneficial owners of the 774,000 ordinary shares owned by Highbridge International LLC. Highbridge International LLC is a subsidiary of Highbridge Master L.P. Highbridge Capital Corporation and Highbridge Capital L.P. are limited partners of Highbridge Master L.P. Highbridge GP, Ltd. is the General Partner of Highbridge Master L.P. Highbridge GP, LLC is the General Partner of Highbridge Capital L.P. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P. and Highbridge Master L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Highbridge GP, Ltd., Highbridge GP, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the Ordinary Shares owned by Highbridge International LLC. The address for each of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Master L.P., and Highbridge GP, Ltd. is: c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address for each of Highbridge Capital Management, LLC, Highbridge Capital L.P., Highbridge GP, LLC, Glenn Dubin, and Henry Swieca is: c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019.

MATTERS RELATING TO THE EXTRAORDINARY GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE – ELECTION OF EXTERNAL DIRECTORS

External Director Nominees

Our board of directors has nominated Ms. Tali Yaron-Eldar and Mr. Gerald Dogon for election as External Directors under the Companies Law. Each nominee for External Director has consented to being named in this proxy statement and has indicated a willingness to serve if elected. Although we do not anticipate that any nominee for External Director will be unavailable for election, if a nominee is unavailable for election, the persons named as proxyholders will use their discretion to vote for any substitute nominee in accordance with their best judgment as they deem advisable. If elected, Ms. Yaron-Eldar and Mr. Dogon will hold office for a three-year term until our annual general meeting in 2010, or until his or her successor shall be duly elected or appointed, or until his or her earlier resignation or removal, subject to and in accordance with the provisions of the Companies Law.

Tali Yaron-Eldar has served as a member of our board of directors since February 2007. Since January 2004, Ms. Yaron-Eldar has served as the Chief Executive Officer of Arazim Investment Company. In addition, since March 2007, Ms. Yaron-Eldar has been a partner with the law firm of Tadmor & Co. From January 2004 to March 2007, she was a partner at the law firm of Cohen, Yaron-Eldar & Co. She has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an MBA specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association

Gerald Dogon has served as a member of our board of directors since February 2007. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and in addition, from November 1997 until December 1999, as a director of DSPC Inc. Mr. Dogon holds a B.A. in Economics from the University of Cape Town.

Requirements for External Directors under the Companies Law

Under the Companies Law, companies incorporated under the laws of the State of Israel with shares listed on an exchange, including The Nasdaq Global Market, must appoint at least two External Directors. Directors Ms. Yaron-Eldar and Mr. Dogon qualify as External Directors under the Companies Law. The Companies Law provides that a person may not be appointed as an External Director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term affiliation includes:

•

an employment relationship;

•

a business or professional relationship maintained on a regular basis;

•

control; and

•

service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an External Director following the public offering.

“Office holder” is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an External Director if his or her position or other business interests create, or may create, a conflict of interest with his or her responsibilities as an External Director or may otherwise interfere with his or her ability to serve as an External Director.

Our External Directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. In addition, our board of directors is required to determine how many of our directors should be required to have financial and accounting expertise. In determining such number the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that only one of our directors is required to have financial and accounting expertise and that Mr. Gerald Dogon has the requisite financial and accounting expertise under the Companies Law.

Until the lapse of two years from termination of office, we may not engage an External Director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of External Directors

External Directors will be elected by a majority vote at the annual general meeting, provided that either:

•

at least one-third of the shares of non-controlling shareholders voted at the meeting are voted in favor of the election of the External Director (disregarding abstentions); or

•

the total number of shares of non-controlling shareholders voted against the election of the External Director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an External Director is three years, and he or she may be reelected to one additional term of three years. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the nominating committee, audit committee and the board of directors confirm that, in light of the External Director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. An External Director may be removed only by the same percentage of shareholders as is required for his or her election, or by a court, and then only if he or she ceases to meet the statutory requirements for his or her appointment or if he or she violates the duty of loyalty to the company.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE TWO NOMINEES FOR EXTERNAL DIRECTOR LISTED ABOVE.

PROPOSAL TWO – AMENDMENT OF ARTICLES OF ASSOCIATION TO AMEND
NOTICE PROVISIONS IN ACCORDANCE WITH THE COMPANIES LAW

Regulations promulgated under the Companies Law [Companies Regulations (Notice of General Meetings and Class Meetings of Public Companies) – 2000; the “Regulations”)] were amended to provide, among other things, that a publicly traded company may fulfill its notice requirements to its record shareholders in a manner that differs from the notice provisions promulgated under the Regulations, provided that such manner is set forth in its articles of association. In order to ensure our compliance with the notice requirements under the Companies Law, we propose amending our articles of association to require our publication in two daily newspapers in Israel of a notice of a General Meeting; to meet this objective, we propose the addition of sub-Article 24(c) to Article 24 to our articles of association, such that Article 24 to our amended articles of association shall read as set forth in the following resolution:

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED that Article 24 of the Company’s Articles of Association be replaced in its entirety with the following new article:

24.

NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

(a)

Not less than twenty-one (21) days’ prior notice, or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything therein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)

The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

(c)

Notwithstanding anything to the contrary in this Article 24, and subject to any applicable stock exchange rules or regulations, notice of general meetings does not have to be delivered to shareholders, and notice by the Company of a General Meeting which is published in two daily newspapers in Israel shall be deemed to have been duly given on the date of such publication to any shareholder whose address as listed in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located in the State of Israel, and notice by the Company of a General Meeting which is published in one daily newspaper in New York, New York, USA or in one international wire service shall be deemed to have been duly given on the date of such publication to any shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside of Israel.”

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT OF OUR ARTICLES OF ASSOCIATION, ALL AS SET FORTH IN THIS PROPOSAL TWO.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors – SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice of Meeting and this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement, no shareholder had advised us of the intent to present any other matters, and we are not aware of any other matters to be presented, at the meeting. Accordingly, the only items of business that our board of directors intends to present at the meeting are set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the persons named as proxy holders will use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the board of directors,

Yoav Chelouche
Chairman of the Board

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
ROSETTA GENOMICS LTD.

MAY 30, 2007

Please sign, date and mail your proxy card
in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

ROSETTA GENOMICS LTD.

For the Extraordinary General Meeting of Shareholders
To Be Held On Monday, May 30, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Rosetta Genomics Ltd. (the “Company”) hereby appoints each of Tamir Kazaz and Tami Fishman of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of Yigal Arnon & Co. located at Azrieli Center, Round Tower, 47th floor, Tel Aviv, Israel, on Wednesday, May 30, 2007 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Extraordinary General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

		FOR	AGAINST	ABSTAIN

1.	TO ELECT Ms. Tali Yaron-Eldar and Mr. Gerald Dogon as External Directors of the Company.	☐	☐	☐

2.	TO AMEND our Articles of Association to Amend Notice Provisions in accordance with the Israel Companies Law.	☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE ELECTION OF THE NOMINATED EXTERNAL DIRECTORS AND; (2) FOR THE AMENDMENT OF THE ARTICLES OF ASSOCIATION AND AS THE PROXY HOLDERS DEEM ADVISABLE ON SUCH OTHER MATTERS THAT ARE PROPERLY BROUGHT BEFORE THE MEETING.

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS HEREON. IF THE SHARES ARE REGISTERED IN THE NAME OF TWO OR MORE PERSONS, EACH SHOULD SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, GUARDIANS AND ATTORNEYS-IN-FACT SHOULD ADD THEIR TITLES. IF SIGNER IS A CORPORATION, PLEASE GIVE FULL CORPORATE NAME AND HAVE A DULY AUTHORIZED OFFICER SIGN, STATING TITLE. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

Please sign, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.

Dated:	, 2007

Signature

Signature